September 28, 2007

VIA FEDEX/TELECOPY AND EDGAR

Perry J. Hindin
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F. Street, NE
Washington, D.C. 20549-6010

RE:	Thomas & Betts Corporation
		Definitive Form 14A
		Filed March 13, 2007
		File No. 001-04682

Dear Mr. Hindin:

As requested in your comment letter dated August 21, 2007, this letter contains Thomas & Betts Corporation`s (hereinafter
 `Thomas & Betts`, `Corporation`, `we` or `our`) responses to your comments and requests concerning our 2006 Definitive
Form 14A filing.

Director Compensation Table, Page 12

1.	Disclose by footnote to the appropriate columns the
	aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

	Management`s Response:

	In future filings we will note the aggregate number of stock awards and the aggregate number of option awards outstanding in a footnote to the Director`s Compensation Table.


2.	Include a footnote describing all assumptions made in the
	valuation of the stock and option awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See Instruction to Item 402(k) of Regulation S-K, indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

	Management`s Response:

	In future filings we will cross reference to the applicable footnote in our Form 10-K.

Executive Compensation Philosophy and Policies, Page 20

3.	You provide some description of how company performance affects
	annual bonuses and equity-based awards, but only a general discussion and little analysis of the effect of individual performance, even though your disclosure suggests it is a factor considered by the compensation committee. For example, you state on page 21 that in determining the amount and mix of compensation elements for the named executive officers, factors you consider include each such officer`s effectiveness in leading certain initiatives, executives` other contributions to the company`s financial results and each officer`s success in creating a culture of integrity and compliance with applicable law and your ethics policies.
	In discussing your base salary, you also state on page 21 that merit increases to base salary are tied to individual performance. Please provide additional qualitative, and if applicable, quantitative detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the financial and operations goals within a named executive officer`s individual area of responsibility (referenced in your bullet point list on page 21), the general guidelines the committee looks to in assessing execution of such goals and whether certain factors or goals are considered more determinative of compensation levels than others. See Item 402(b)(2)(vii) of Regulation S-K.

	Management`s Response:

	In future filings, we will address the Staff`s concern by expanding our discussion of the qualitative and quantitative factors considered in determining each named executive officer`s compensation.

	We would like to clarify for the Staff`s benefit, however, that
	our processes for determining many but not all of the compensation elements are in general not derived from formulae, algorithms or
	matrices, 	as the comment implies.  While we cannot anticipate the
	committee`s processes in determining 2007 compensation, from our past experience we expect that their process may be one in which we may not be able to identify, quantify or analyze specific factors or weight their interrelationships, even though we may be fully able to disclose the result. Such ultimate result, and the general factors we understand to be considered by the committee in making their determinations, may in the future be the only material information we are able to provide shareholders, in compliance with the Staff`s `principles based` disclosure requirements, in regard to our compensation processes. To the extent that our processes do or do not in the future involve analytic relationships, systems and procedures, we will ensure that all material information about our arrangements, and about the nature of the committee`s determinations, is disclosed.


4.	You state in the third paragraph on page 21 that you consider total
	compensation levels at the median of general industrial companies. Disclose the percentile of this peer group represented by the actual total compensation paid for 2006. For example, based on actual compensation received from fiscal year 2006 by your chief executive officer, including his actual incentive bonus, was his total compensation at the median for general industrial companies?


	Management`s Response:

	In future filings, we intend to clarify our disclosure about the manner in which we use our benchmarking information. For example, we will more clearly explain that we do not attempt to slot our compensation into any constructed bell curve. Rather, after we have established our compensation opportunities for the year in accordance with our plans and arrangements, we review historical data from our peer group to assess the propriety of our targeted levels. Also, we may, after the completion of a year, when actual compensation levels are known, assess our actual levels against our benchmark data, taking into account our financial and operational performance for the year in assessing whether our apparent place in the curve is appropriate.
	Our benchmark data is compiled from previous years; accordingly, we would not in any year be able to say where our actual compensation fell on the distribution of actual compensation for our peer group for that year.


5.	You indicate in the last paragraph on page 21 that you periodically
	review the salary levels of a sampling of comparable companies in the manufacturing sector as well as those in other industries that you believe provide a reasonable basis for comparison. To the extent you are benchmarking compensation, please identify these companies and discuss the degree to which the compensation committee considered such companies comparable to you. See Item 402(b)(2)(xiv) of Regulation S-K.

	Management`s Response:

	In future filings we will identify companies used in benchmarking compensation data, if applicable, and the extent to which our compensation committee considers them comparable to our company.


6.	You also state in the last paragraph on page 21 that an independent
	comparative compensation survey and analysis, including a review of salary levels, was presented to and accepted by the compensation committee in December 2005, and updated for the committee in December 2006. Please identify the party that presented such survey. If such party is not the two independent compensation advisory firms that you have identified in the fourth paragraph on page 20, then please provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K as to such party. Similar to our preceding comment, please also identify these companies and discuss the degree to which the compensation committee considered such companies comparable to you.

	Management`s Response:

	In future filings we will identify parties presenting information to the compensation committee and, if applicable, identify any companies used in comparisons.


Annual Incentive Compensation, Page 22

7.	Provide a more thorough analysis and discussion to better explain
	how 2006 annual incentive compensation was calculated. Disclose how the two performance objectives are weighted in terms of their contribution to the total incentive compensation, the ranges of achievement for each performance objective and how achievement of an objective correlates to a percentage of that objective`s portion of the target incentive compensation. For example, on a percentage basis what are the minimum, target and maximum levels of achievement for your EBIT objective, and how would achievement of 110% of the target level affect that particular objective`s portion of the total incentive payout? Please consider including an example of how you determined an officer`s actual incentive award payout for each performance objective, identifying each performance objective`s portion of the total target incentive payout for that officer, the officer`s actual percentage of achievement of that performance objective`s target and the corresponding payout in dollars and as a percentage of the target payout.

	Management`s Response:

	In future filings we will provide a more thorough analysis of the performance measures; including how each is weighted and how exceeding performance in one or more criteria would affect the overall incentive payouts. This analysis will be provided in a manner consistent with our securities disclosure obligations and which does not result in competitive harm to the company.

	Please also see the response to Comment No. 8


8.	You have not provided quantitative disclosure of the terms of the
	necessary performance objectives to be achieved in order for your executive officers to earn their incentive compensation. You should disclose the specific profitability and working capital targets used to determine incentive amounts. To the extent you believe disclosure of these targets is not required because it would result in competitive harm such that you may omit this information, under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. Please provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

	Management`s Response:

	In future filings we will provide quantitative disclosure of performance criteria in terms of weighted percentages of final incentive amounts for each named executive. These percentages will be associated with minimum target and maximum payout amounts.


Long-Term Incentive Compensation, Page 22

9.	The purpose of the Compensation Discussion and Analysis is to provide
	to investors material information that is necessary to an understanding of your compensation policies and decisions regarding the named executive officers, and it should focus on the material principles underlying your executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions. Rather than repeating information already disclosed in your tables, as you have done in the first whole paragraph on page 23 with respect to the Supplemental Grants of Plan-Based Awards Table, please consider providing a more thorough discussion and analysis of your long-term incentive compensation including how you determined the amount of such compensation to pay and your policies for allocating such compensation to each different form of award. Please refer to
	Section II.B of Release No. 33-8732A and Item 402(b)(2) of Regulation S-K.

	Management`s Response:

	For future filings we will provide a more thorough and robust discussion of how we determine the amount of long term compensation to grant to our named executive officers as well as our policies for allocating the compensation to different types of awards.


Defined Benefit Pension Plan, Page 23

10.	Expand your disclosure of your pension plan, supplemental
	executive retirement payments, deferred compensation plans and perquisite allowances to include a more thorough discussion of
	Item 402(b)(1) of Regulation S-K with respect to each of these elements of compensation. Discuss how each of these compensation components and your decisions regarding these elements fit into your overall compensation objectives and affect decisions regarding other elements.

	Management`s Response:

	In future filings we will expand our disclosure of our pension plan, supplemental executive retirement plan, deferred compensation plan, and perquisite allowance to include how these compensation components and our decisions regarding these elements fit into our overall compensation objectives and affect decisions regarding other elements.


Potential Payments Upon Termination or Change-in-Control, Page 24

11.	Explain in your disclosure why the agreements for Messrs. Pileggi and
	Raines provide for benefits if employment is terminated by them for any reason after a change-in-control event whereas there does not exist a similar provision in the agreements for Messrs. Fluke, Hajj and Hartmann. For example, was this based on the compensation committee`s assessment of market conditions for agreements with executive officers holding positions similar to that of Messrs. Pileggi and Raines?
	See Item 401(b)(1)(iv) of Regulation S-K.

	Management`s Response:

	In future filings we will expand our discussion of our termination of employment and change-in-control provisions, and will provide more detail about the genesis of and rationale for these arrangements.




12.	Your disclosure in this section as well as the section entitled
	`Potential Payments Upon Resignation or Retirement` is not fully responsive to Item 402(j) of Regulation S-K. For example, you state that the vesting of options and stock column in the table on page 24 represents full vesting of all the named executive officer`s unvested stock options and restricted shares but you do not provide the information required by Item 402(j)(3) as to this column. As another example, you do not appear to provide any discussion responsive to
	Item 402(j) with respect to the columns entitled `Other Payments` and `Excise Tax & Gross Up.` In addition, to the extent there are any material conditions or obligations applicable to the receipt of payments or benefits, including non-compete, non-solicitation and confidentiality agreements, describe and explain such provisions. Please provide all the information required by Item 402(j).

	Management`s Response:

	In future filings we will identify the components of `Other Payments` as payments for accrued and unused vacation, outplacement services, and unpaid salary through the executives termination date. We will also describe the `Excise Tax & Gross Up` payments as additional payments to compensate the executive for excise taxes and income taxes pursuant to the Internal Revenue Code. We will additionally explain that all benefits and payments are triggered only in the event of a change-in-control as defined in the agreements. All agreements have the same definition of change-in-control.
	We will also explain that there are no circumstances or scenarios that would lead to differing levels of payments or benefits for any of the named executives, except for the immediate payment to Messrs. Pileggi and Raines. We will also explain there are no conditions or obligations applicable to receipt of these payments or benefits for Messrs. Pileggi and Raines. The other named executives must remain with the surviving company for twelve months after the change-in-control event before they can receive the payments and benefits unless there is an earlier termination as set forth in their agreements.


Other Components of Executive Compensation, Page 25

13.	You state that you provide certain other forms of compensation and
	benefits to your named executive officers, including `an amount for perquisites.` Please elaborate.

	Management`s Response:

	We will comply with this comment in future filings by providing a more comprehensive explanation of our perquisite arrangements.


Summary Compensation Table, Page 27

14.	The Compensation Discussion and Analysis should be sufficiently
	precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to
	Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer`s compensation and that of the other named executive officers. For example, we refer you to the salary and non-equity incentive plan compensation paid to your chief executive officer as compared to the same elements granted to your named executive officers. We also refer you to stock and option awards granted to your chief executive officer noted in the table on page 28 indicating that you granted a long-term incentive opportunity to your chief executive officer equal to almost four times that of the next highest paid named executive officer. Please provide a more detailed discussion of how and why your chief executive officer`s compensation differs from that of other named executive officers.
	Management`s Response:

	In future filings, we will expand our disclosure of how compensation levels for each of our named executive officers are determined and the relationship, if any, between the level of compensation awarded to one named executive officer as compared with another.

	For the Staff`s benefit, however, we would like to point out that generally, while the committee has an awareness of internal equity, we would not expect that any individual`s compensation awards would bear any relationship to another`s awards, nor do our policies prescribe any particular relationship that one named executive officer`s compensation should bear to another`s. In general, we would expect compensation levels, particularly involving higher levels of variable compensation to increase as the officer`s management responsibilities increase, but other factors relating to each individual will also be relevant.

	We would also like to point out to the Staff that part of the disparity you have identified between the long term incentive awards to the chief executive officer and another officer is not the result of any compensation decision made by the Company or the committee, but is merely a result of the Staff`s December 2006 amended rule requiring the amount shown to be based on FAS 123R expense recognized during the year. Because our CEO is retirement eligible, his yearly expense for outstanding awards will be greater than others who are not retirement eligible.


15.	Include a footnote describing all assumptions made in the valuation
	of the stock and option awards granted to your named executive officers by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

	Management`s Response:

	In future filings we will cross-reference to the applicable footnote in our Form 10-K.


16.	We note the perquisite table included in the table at the bottom on
	page 27. To the extent applicable, quantify the specific perquisites comprising the $35,000 perquisite allowance paid to Mr. Pileggi.
	With respect to the personal use of company aircraft, describe in the footnote your methodology for computing the aggregate incremental cost to you. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

	Management`s Response:

	In future filings we will describe our methodology for computing the incremental cost of the personal use of the company aircraft. If the perquisites allowance is granted in the future, we will also clarify that Mr. Pileggi obtains his $35,000 allowance in lieu of specific perquisites.





Outstanding Equity Awards at Fiscal Year End Table, Page 29

17.	Your notes to this table state that all stock awards are released
	three years from the grant date. However, without providing the grant dates of these stock awards, you have not complied with Instruction 2 to Item 402(f)(2) of Regulation S-K. Please disclose by footnote to the applicable columns the vesting dates of stock awards held at fiscal year end.

	Management`s Response:

	In future filings we will disclose by footnote to the applicable columns the vesting date of the stock awards held at fiscal year end.


Pension Benefits Table, Page 31

18.	Disclose in the accompanying textual narrative the valuation method
	and all material assumptions applied in quantifying the present value of the current accrued benefit. A benefit specified in the plan document or the executive`s contract itself is not an assumption.
	You may satisfy all or part of this disclosure by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the management`s discussion and analysis. See Instruction 2 to Item 402(h)(2) of Regulation S-K.

	Management`s Response:

	In future filings we will cross-reference to the applicable footnote in our Form 10-K.


19.	Provide a succinct narrative description of any material factors
	necessary to an understanding of each plan covered by the tabular disclosure. While material factors will vary depending upon the facts, examples of such factors may include the items listed in Item 402(h)(3) of Regulation S-K.

	Management`s Response:

	In future filings we will expand our narrative to the Pension Benefits Table to include among other items, eligibility standards and the effect of the form of benefit elected on the amount of annual benefits.


Nonqualified Deferred Compensation Table, Page 32

20.	Provide a footnote quantifying the extent to which amounts reported
	in the contributions and earnings columns are reported as compensation in your summary compensation table and amounts reported in the aggregate balance at last fiscal year end previously were reported as compensation to the named executive officer in your summary compensation table for previous years. See Instruction to Item 402(i)(2) of Regulation S-K.

	Management`s Response:

	Contributions to the Nonqualified Deferred Compensation Plan represent compensation earned by the named executive officers that they have elected to defer as well as a company match of a portion of the deferral. The contributions are therefore reflected in the Summary Compensation Table as Salary, Non-Equity Incentive Plan Compensation, or All Other Compensation. In future filings we will provide footnote disclosure relating to amounts reported in the contributions and earnings columns, as well as the amounts reported in the aggregate balance at last year end.


21.	Expand your narrative description of your supplemental executive
	investment plan to more fully describe material terms with respect to payouts, withdrawals and other distributions. See Item 402(i)(3) of Regulation S-K.

	Management`s Response:

	In future filings we will more fully describe the material terms of our supplemental executive investment plan with respect to payouts, withdrawals, and other distributions.


Certain Relationships, Related Transactions and Governance, Page 33

22.	You describe the policies and procedures involving related transactions.
	Disclosure whether the policies and procedures are in writing, and if not, how such policies and procedures are evidenced.
	See Item 404(b)(1)(iv) of Regulation S-K.

	Management`s Response:

	In future filings we will disclose that our policies and procedures are evidenced by the company`s Governance Guidelines, the Board of Directors` annual calendar requirements, the minutes of the Nominating and Governance Committee, as well as the Corporation`s annual Directors and Officers Questionnaire.

	In responding to the above comments, the Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this filing; that staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to our proxy filing, and that the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	If you have questions regarding our responses, please contact me directly.
					Sincerely,



					W. David Smith, Jr.

cc:	Dominic J. Pileggi
	J.N. Raines